UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Pruco Life Insurance Company

Full Name of Registrant

213 Washington Street

Address of Principal Executive Office (Street and Number)

Newark, NJ 07102

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pruco Life Insurance Company (the “Company”) is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 (the “Form 10-Q”). The Company requires additional time to finalize its financial statements for the quarter ended June 30, 2024, and its assessment of its internal control over financial reporting, as a result of identifying errors in the previously issued interim financial statements for the three months ended March 31, 2024. These errors are mainly driven by an $86 million valuation-related pre-tax charge from an adjustment of the policyholder account balances of indexed variable annuity products related to the quarter ended March 31, 2024, and certain other immaterial errors. The Company currently expects to file the Form 10-Q before the end of the five calendar day extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Elizabeth Dietrich	973	802-6000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects pre-tax income for the second quarter of 2024 to increase over the prior year period, largely driven by a favorable impact from the Company’s annual reviews and update of assumptions and other refinements of a net gain of approximately $1 billion over the prior period. The Company expects pre-tax income for the six months ended June 30, 2024 to be slightly lower than the corresponding prior year period, inclusive of the favorable impact from the Company’s annual reviews and update of assumptions and other refinements, partially offset by the pre-tax loss from the reinsurance recapture of the Company’s guaranteed universal life insurance policies during the first quarter of 2024.

FORWARD-LOOKING STATEMENTS

Certain of the statements included in this filing constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “believes,” “anticipates,” “includes,” “plans,” “assumes,” “estimates,” “projects,” “intends,” “should,” “will,” “shall” or variations of such words are generally part of forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Form 10-Q and the net gain that is expected to be reflected in the unaudited interim consolidated financial statements contained therein. Forward-looking statements are made based on management’s current expectations and beliefs concerning future developments and their potential effects upon Pruco Life Insurance Company and its subsidiaries. There can be no assurance that future developments affecting Pruco Life Insurance Company and its subsidiaries will be those anticipated by management. Pruco Life Insurance Company does not intend, and is under no obligation, to update any particular forward-looking statement included in this document. See “Risk Factors” included in the Annual Report on Form 10-K for the year ended December 31, 2023 for discussion of certain risks relating to our business and investment in the Company’s securities.

Pruco Life Insurance Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 13, 2024	By:	/s/ Elizabeth Dietrich
Vice President, Chief Financial Officer and Chief Accounting Officer